FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

450, 5th Street

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005.

Sankyo Company, Limited

(Translation of registrant’s name into English)

5-1, Nihonbashi 3-chome

Chuo-ku, Tokyo 103-8426

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☑            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐            No    ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐            No    ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANKYO COMPANY, LIMITED

DATE: July 28, 2005	By:	/s/ Takashi Shoda
	Name:	Takashi Shoda
	Title:	President and Representative Director

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
99.1	—	Press Release: Nippon Boehringer Ingelheim to Consolidate Marketing of Alesion® in Joint Agreement with Sankyo